Carl N. Duncan, Esq.
Attorney at Law
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	(301) 576-5791 (Fax)

December 9, 2009

Sebastian Gomez, Esq., Reviewer
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Re:	Phyhealth Corporation; Form S-1 filed November 12, 2009 File No. 333-163076; P.E. No.1 filed December 7, 2009 Amending Financials

Dear Mr. Gomez:

This letter relates to the above-referenced Form S-1 filed on November 12, 2009 of Phyhealth Corporation (the “Company”) as set forth in your letter dated August 13, 2009 (the “Comment Letter”).  Technical problems encountered on the Company’s filing date resulted in the filing being made at 5:33 P.M.

Since the June 30, 2009 financials contained therein (under the “135 day rule”) became stale at 5:30 P.M. that day, I advised you by phone that the Company would file sometime between December 4 -8 a Pre-Effective Amendment No. 1 incorporating unaudited management financials dated as of September 30, 2009 and suggested the review of the financials by Staff accountants (at least as to the quarterly) be deferred until the 9/30/9 financials were filed.  This P.E. No. 1 is intended to satisfy that undertaking such that Staff accountants may commence their review of the Company’s finan-cials. We have deleted the massive number of exhibits, changed date references and made associated revisions (principally in Part II) but otherwise have not made substantive revisions to these materials.

In addition to submitting this letter simultaneously herewith, we sending you via messenger two copies of this letter being filed today as Correspondence on EDGAR.  The associated Pre-Effective Amendment No. 1 to the Form S-1 (filed Monday) is attached to your hard copy of this letter and, to facilitate your review, the hard copies being provided to you have been done on a tracked changes basis to reflect cumulative changes since the Form S-1 was originally filed November 12.

We, of course, stand ready to respond to any questions you may have and/or if you require additional information.  We appreciate your consideration of this matter and look forward to any comments the Staff may have.

Sincerely,

Carl N. Duncan

Enclosure: Pre-Effective Amendment No. 1 to the Form S-1

cc:	Robert Trinka, Scott Moore and Fidel Rodriquez